UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Issuer)

Common Stock, $0.10 stated value per share
(Title of Class of Securities)

963801105
(CUSIP Number)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963801105	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desert Equity LP 27-0734636
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, PF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,612,447 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,612,447 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,447 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%* (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desert Management LLC 27-0734563
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,612,447 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,612,447 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,447 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%* (See Item 5)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Partners, L.P. 20-0187100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%* (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Capital GP, L.P. 20-0187123
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%* (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Capital Management, LLC 27-0066404
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%* (See Item 5)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian R. Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,438,647 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,438,647 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,438,647 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%* (See Item 5)
14	TYPE OF REPORTING PERSON IN

*	This percentage is calculated based upon 23,276,055 shares of Common Stock outstanding as of November 9, 2009, as provided to the Reporting Persons by the Company on November 11, 2009.

CUSIP No. 963801105	13D/A	Page 8 of 14 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2009 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on November 6, 2009 (the Original Schedule 13D, as so amended and supplemented, the “Schedule 13D”), by Desert Equity LP, a Delaware limited partnership, Desert Management LLC, a Delaware limited liability company, Caiman Partners, L.P., a Delaware limited partnership, Caiman Capital GP, L.P., a Delaware limited partnership, Caiman Capital Management, LLC, a Delaware limited liability company, and Brian R. Kahn, with respect to the common stock, $0.10 stated value per share, of White Electronic Designs Corporation, an Indiana corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Items 3, 4, 5, 6, and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.                   Source and Amount of Funds or Other Consideration

The following is hereby added to Item 3 of the Schedule 13D:

On November 6, 2009, Desert Equity purchased 81,800 shares of Common Stock for a purchase price of $347,556.00, plus brokerage fees and commissions of approximately $2,469.00.  All such funds were provided from the working capital or personal funds of Desert Equity.

Item 4.                   Purpose of Transaction

The following is hereby added to Item 4 of the Schedule 13D:

On November 16, 2009, the Company, the Settlement Parties, and the Shareholder Parties entered into Amendment No. 2 to the Settlement Agreement (the “Second Settlement Amendment”).  The Second Settlement Amendment terminates the Settlement Amendment and amends the Settlement Agreement to allow the Reporting Persons to purchase or acquire up to thirty-five percent (35%) of the issued and outstanding shares of Common Stock, excluding equity-based grants to Mr. Kahn as a result of Board service (the “Maximum Threshold”).  Under the Second Settlement Amendment, the Reporting Persons have agreed (i) to vote at the Company’s 2010 annual shareholders’ meeting, all shares of Common Stock beneficially owned by them for each of the Company’s nominees for election to the Company’s Board, and (ii) until two business days following the Company’s 2010 annual shareholders’ meeting, to vote and cause their respective officers, directors, employees, representatives and agents to vote any shares of Common Stock beneficially owned by them in connection with any matter or proposal submitted to a vote of the Company’s shareholders as recommended by a majority of the members of the Company’s Board.  In addition, until the later of the end of Mr. Kahn’s service on the Board, or two business days following the Company’s 2010 annual shareholders’ meeting, the Reporting Persons shall not, and shall cause their respective officers, directors, employees, representatives and agents not to, in any manner, directly or indirectly, form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a group comprised solely of the Reporting Persons), or seek, alone or in concert with others, (1) to acquire substantially all the assets of the Company without approval from the Board, (2) to acquire shares of the Common Stock in excess of the Maximum Threshold, as of the date of such acquisition (based upon the number of shares of Common

CUSIP No. 963801105	13D/A	Page 9 of 14 Pages

Stock issued and outstanding as set forth in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Company with the SEC prior to the date of such acquisition), without approval from the Board, (3) for so long as shares of the Common Stock are listed on the NASDAQ Global Market or any other publicly-traded exchange (each, an “Exchange”), to sell shares of Common Stock in a privately negotiated transaction not open to other shareholders of the Company at a price greater than the average closing price of the Common Stock as reported by the applicable Exchange over the five (5) day trading period immediately preceding the date of such sale, without approval from the Board, or (4) take or seek to take, or cause or seek to cause others to take, directly or indirectly, any action inconsistent with the actions identified in items (1), (2), and (3) of this sentence without approval from the Board.

The foregoing summary of the Second Settlement Amendment is qualified in its entirety by reference to the Second Settlement Amendment, which is filed with this Amendment as Exhibit 5 and is incorporated herein by reference.

On November 6, 2009, Desert Equity acquired 81,800 shares of Common Stock solely for investment purposes with a view towards making a profit and not for the purpose of acquiring control over or influencing the business of the Company.

Item 5.                    Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)-(b)    On November 11, 2009, the Company informed the Reporting Persons that there were 23,276,055 shares of Common Stock outstanding as of November 9, 2009.  Therefore, the percentages used in this Schedule 13D are calculated based upon 23,276,055 outstanding shares of Common Stock.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons:

Name	Number of Shares of Common Stock Directly Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Desert Equity	3,612,447	15.5%
Caiman Partners	803,700	3.5%
Brian R. Kahn	22,500(1)	0.1%

(1)
As a newly appointed member of the Company’s Board, on February 9, 2009 (the date Mr. Kahn joined the Company’s Board), Mr. Kahn received an automatic initial grant of 15,000 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan.  On May 7, 2009 (the date of the Company’s 2009 annual shareholder meeting), Mr. Kahn received an automatic grant of 7,500 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan.  Pursuant to the Stock Plan, until the Company’s 2015 annual shareholder meeting, and for so long as (i) Mr. Kahn is a member of the Company’s Board and not an employee of the Company or a subsidiary of the Company and (ii) the Company’s Board does not terminate the Stock Plan, Mr. Kahn will receive 7,500 shares of restricted Common Stock per year on the date of the Company’s annual shareholder meeting.  The shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan may not be sold, transferred, pledged, assigned, or otherwise alienated until such transfer restrictions lapse.  The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr.

CUSIP No. 963801105	13D/A	Page 10 of 14 Pages

Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant.  The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan).  If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration.

Desert Equity directly beneficially owns and has the sole power to vote and dispose of 3,612,447 shares of Common Stock, which represents approximately 15.5% of the outstanding shares of Common Stock.  Desert Management, as the sole general partner of Desert Equity, has the sole power to direct the voting and disposition of the shares of Common Stock that Desert Equity beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 3,612,447 shares of Common Stock that Desert Equity directly beneficially owns.  Mr. Kahn, as the sole member and manager of Desert Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 3,612,447 shares of Common Stock that Desert Management may be deemed to beneficially own.  To the extent that the Desert Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Desert Entities may be deemed to beneficially own the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Desert Entities may be deemed to beneficially own 4,438,647 shares of Common Stock, which represents approximately 19.1% of the outstanding shares of Common Stock.  The Desert Entities disclaim beneficial ownership of the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons.

Caiman Partners directly beneficially owns and has the sole power to vote and dispose of 803,700 shares of Common Stock, which represents approximately 3.5% of the outstanding shares of Common Stock.  Caiman Capital, as the sole general partner of Caiman Partners, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Partners directly beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Partners directly beneficially owns.  Caiman Management, as the managing general partner of Caiman Capital, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Capital beneficially owns, and, accordingly, Caiman Management may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Capital may be deemed to beneficially own.   Mr. Kahn, as the managing member of Caiman Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Management may be deemed to beneficially own.  To the extent that the Caiman Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Caiman Entities may be deemed to beneficially own the 3,634,947 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Caiman Entities may be deemed to beneficially own 4,438,647 shares of Common Stock, which represents approximately 19.1% of the outstanding shares of Common Stock.  The Caiman Entities disclaim beneficial ownership of the 3,634,947 shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 963801105	13D/A	Page 11 of 14 Pages

Brian R. Kahn directly beneficially owns the 22,500 shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan, which represents approximately 0.1% of the outstanding shares of Common Stock.  Mr. Kahn has the sole power to vote all 22,500 shares of restricted Common Stock he directly beneficially owns, however such shares may not be sold, transferred, pledged, assigned, or otherwise alienated until the transfer restrictions on such shares lapse.  Pursuant to the Stock Plan, Mr. Kahn received 15,000 shares of restricted Common Stock on February 9, 2009 and 7,500 shares of restricted Common Stock on May 7, 2009.  The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant.  The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan).  If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration.  Mr. Kahn may be deemed to beneficially own 4,438,647 shares of Common Stock, which represents approximately 19.1% of the outstanding shares of Common Stock (including the 3,612,447 shares of Common Stock directly beneficially owned by Desert Equity, the 803,700 shares of Common Stock directly beneficially owned by Caiman Partners, and the 22,500 shares of restricted Common Stock Mr. Kahn directly beneficially owns).

KCM does not own any shares of Common Stock.

(c)           Desert Equity purchased all 3,298,139 shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer at a purchase price of $4.25 net per share, for a total purchase price of $14,017,090.75, plus fees and expenses.  The Offer expired at 12:01 a.m., New York City time, on September 16, 2009.  In addition, as of November 16, 2009, Desert Equity made the following purchases of shares of Common Stock in open market broker’s transactions (prices do not include brokerage commissions):

Name	Date	Number of Shares of Common Stock	Price Per Share	Transaction Type
Desert Equity	November 3, 2009	6,642	$4.23	Purchase
Desert Equity	November 4, 2009	392	$4.21	Purchase
Desert Equity	November 4, 2009	2,000	$4.22	Purchase
Desert Equity	November 4, 2009	83,700	$4.23	Purchase
Desert Equity	November 4, 2009	30,000	$4.24	Purchase
Desert Equity	November 4, 2009	20,000	$4.25	Purchase
Desert Equity	November 5, 2009	9,646	$4.21	Purchase
Desert Equity	November 5, 2009	29,728	$4.23	Purchase
Desert Equity	November 5, 2009	7,200	$4.24	Purchase
Desert Equity	November 5, 2009	43,200	$4.25	Purchase
Desert Equity	November 6, 2009	9,400	$4.24	Purchase
Desert Equity	November 6, 2009	72,400	$4.25	Purchase

CUSIP No. 963801105	13D/A	Page 12 of 14 Pages

As of November 16, 2009, other than the 3,298,139 shares of Common Stock purchased by Desert Equity pursuant to the Offer and the 314,308 shares of Common Stock purchased by Desert Equity in open market broker’s transactions, none of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)           Not Applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The summaries of the Settlement Agreement and the Settlement Amendment described in Item 4 of the Schedule TO and the summary of the Second Settlement Amendment described in Item 4 of this Amendment are incorporated herein by reference.  The summaries of the Settlement Agreement and the Settlement Amendment are qualified in their entirety by reference to the Settlement Agreement and the Settlement Amendment, which were filed with the Original Schedule 13D as Exhibit 1 and 2, respectively and are incorporated herein by reference.  The summary of the Second Settlement Amendment is qualified in its entirety by reference to the Second Settlement Amendment, which is filed with this Amendment as Exhibit 5 and is incorporated herein by reference.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 4 to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of the Company.

Item 7.                   Material to be Filed as Exhibits

The following is hereby added to Item 7 of the Schedule 13D:

Exhibit No.	Description

5	Second Settlement Amendment, dated November 16, 2009

CUSIP No. 963801105	13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 17, 2009

DESERT EQUITY LP

  By:     DESERT MANAGEMENT LLC,
  its general partner

By:  /s/ Brian R. Kahn
Name:   Brian. R. Kahn
Title:     Sole Member and Manager

DESERT MANAGEMENT LLC

  By:  /s/ Brian R. Kahn
  Name:   Brian. R. Kahn
  Title:     Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:        CAIMAN CAPITAL GP, L.P., its general partner

By:        CAIMAN CAPITAL MANAGEMENT, LLC,
its managing general partner

By: /s/ Brian R. Kahn
Name: Brian R. Kahn
Title:  Managing Member

CAIMAN CAPITAL GP, L.P.

By:        CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

By: /s/ Brian R. Kahn
Name: Brian R. Kahn
Title:  Managing Member

CUSIP No. 963801105	13D/A	Page 14 of 14 Pages

CAIMAN CAPITAL MANAGEMENT, LLC

By: /s/ Brian R. Kahn
Name: Brian R. Kahn
Title:  Managing Member

BRIAN R. KAHN

By: /s/ Brian R. Kahn
Name: Brian R. Kahn, an individual